SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on March 26, 2020

1.    Date, Time and Place: On March 26, 2020, at 12:00 p.m., at the Company’s headquarters, in the City and State of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and via conference call.

2.    Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting as identified below, therefore, the quorum of installation and approval of the matters of the agenda was verified.

3.    Composition of the Board: Chairman, Mr. Leo Julian Simpson; and Secretary, Mrs. Denise dos Passos Ramos.

Agenda: Discuss and resolve on: 1) the approval of the new share buyback program;   2) the Board of Directors’ analysis of the feasibility of issuing non-convertible debentures to reinforce the Company’s working capital and liquidity amid Brazil’s current economic situation caused by coronavirus outbreak (COVID-19) ; 3) the analysis and approval of the new Securities Disclosure and Trading Policy, in compliance with CVM Instruction No. 358 and the Novo Mercado.

1.   Resolutions: Members of the Board of Directors unanimously resolved and without any restrictions:

                       i.            Approve the submission of the Company’s Share Buyback Program to the General Shareholders’ Meeting, by means of which the Company may acquire until the percentage authorized  by laws, non-par common shares issued thereby, as detailed in Exhibit II hereto, according to Exhibit 30-XXXVI of CVM Instruction No. 480, which shall be the purpose of a notice to the market through Material Fact, once approved at the General Shareholders’ Meeting. Acquisition transactions, subject-matter of the program approved herein, may take place within 12 months, commencing on the following business day of its approval at the Company’s General Shareholders’ Meeting, and the Company’s Board of Executive Officers is authorized to define the occasion and the amount to be acquired, always within the authorized limits. Also, the board members declare that the Company does not intend to hold over 10% of its shares in treasury, under prevailing laws.

                     ii.            The board members approved the new Securities Disclosure and Trading Policy of Gafisa S.A. so that to conform the Company’s procedures with provisions of the Novo Mercado Rules and other governance adjustments.

                    iii.            The board members also approved the authorization to issue non-convertible debentures in amount of up to two billion and five hundred million Reais (R$2,500,000,000.00), and authorization to the Company’s Board of Executive Officers to take all the actions necessary for referred issue.

2.   Closing. With no further matters to be discussed, these minutes were read, approved and signed by the board members. Signatures: Leo Julian Simpson (Chairman), Denise dos Passos Ramos (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antônio Lopes; Nelson Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

These minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Denise dos Passos Ramos Secretary

EXHIBIT I

(Exhibit 30-XXXVI of CVM Instruction No. 480 – Trading of Shares Issued by the Company)

1. Thoroughly justify the objective and the economic effects expected from this operation;

The Company’s shares acquired within the scope of the share buyback program shall be held in treasury, aiming at creating value for the Company’s shareholders, which can be subsequently canceled, sold and/or used in compliance with the exercise of stock options granted by the Company.

2. Inform the number of shares (i) outstanding and (ii) those already held in treasury;

Pursuant to Article 8 of CVM Instruction No. 567/15, on 03.16.2020, the Company owns (i) 120,000,000 free-float shares, of which (ii) 1,672,442 shares are held in treasury.

3. Inform the number of shares that can be acquired or sold;

The maximum number of shares to be acquired by the Company, under the terms of the share buyback program is up to 10,327,558 common shares, as set forth by Article 8 of CVM Instruction No. 567/15.

4. Describe the main characteristics of derivative instruments the Company may use if any;

The Company may use derivative instruments to acquire shares in the forward stock market, whose terms and conditions shall be determined case by case, observing legal thresholds.

5. Describe, if any, eventual voting agreements or guidance between the company and the counterparty of operations;

Not applicable. Shares shall be acquired through trades on the stock exchange, therefore, there is no voting guidance between the Company and counterparties in referred operation.

6. In the assumption of trades out of securities organized markets, inform: a. the maximum (minimum) price by which shares shall be acquired (sold); and b. where applicable, the reasons to justify the trade at prices higher than ten percent (10%), in case of acquisition, or lower than ten percent (10%), in case of a sale, the average price, weighted by volume, in preceding ten (10) trading sessions;

Not applicable, since trades take place on the stock exchange.

7. Inform, if any, the impacts of the operation on the company’s controlling interest or administrative structure;

No impact will be seen on the Company’s controlling interest or administrative structure due to the share buyback program.

8. Identify the counterparties, if known and, if referring to any party related to the company, as defined by accounting standards that regulate this matter, also provide the information required by Article 8 of CVM Instruction No. 481 of December 17, 2009;

Not applicable. Shares shall be acquired through trades on the stock exchange, therefore, the counterparties are unknown.

9. Indicate the allocation of proceeds, where applicable; 10. Indicate the maximum term to settle authorized trades;

The decision to cancel or sell the shares acquired within the scope of the share buyback program and held in treasury shall be appropriately made, and duly informed to the market.

10. Identify the financial institutions to act as brokers if any;

The acquisitions shall be made at market value on B3’s trading session, and the following financial institution acting as broker: PLANNER CORRETORA DE VALORES S.A., enrolled with the Corporate Taxpayer’s ID (CNPJ) 00.806.535/0001-54, headquartered at Av. Brigadeiro Faria Lima 3900, 10º andar, Itaim Bibi, in the City and State of São Paulo.

11. Specify the funds available to be used, as provided for by Article 7, Paragraph 1 of CVM Instruction No. 567 of September 17, 2015.

According to the interim financial information – ITR referring to the third quarter of 2019, approved by the Board of Directors on 11/06/2019, the Company has funds available according to Article  7, Paragraph 1 of CVM Instruction No. 567/15.

12. Specify the reasons by which members of the Board of Directors feel comfortable that the share buyback will neither harm the compliance with the obligations assumed with creditors nor the payment of fixed or minimum mandatory dividends.

Members of the Board of Directors feel comfortable that the share buyback program will neither harm the compliance with the obligations assumed with its creditors nor the payment of mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer